

July 2, 2010

Mr. Philip G. Franklin
Chief Financial Officer
Littelfuse, Inc.
8755 West Higgins Road
Suite 500
Chicago, Illinois 60631

> **Re: Littelfuse, Inc.**
> **Form 10-K for the Fiscal Year Ended January 2, 2010**
> **Filed February 26, 2010**
> **File No. 000-20388**

Dear Mr. Franklin:

We have reviewed your response dated June 18, 2010 and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended January 2, 2010
Exhibit 32.1

1.   We note your response to prior comment 1. Because the reports mentioned in that response did not included dated certifications filed pursuant to Item 601(b)(32), we reissue that comment. Please file full amendments to your annual report on Form 10-K and Form 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman at (202) 551-3640 or Jay Webb at (202) 551-3603 if you have any questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3641 if you have questions on any other comments.

Sincerely,

Geoffrey Kruczek
Senior Attorney

CC (by facsimile): David Brown – McKenna Long & Aldridge LLP